EXHIBIT 21.1

SUBSIDIARIES OF GOLUB CAPITAL BDC 4, INC.

Name	Jurisdiction
Golub Capital 4 Holdings LLC	Delaware
Golub Capital BDC 4 Funding LLC	Delaware
Golub Capital 4 Holdings Coinvest, Inc.	Delaware
Golub Capital BDC 4 Funding II LLC	Delaware
Golub Capital BDC 4 Funding III LLC	Delaware